U S A   V I D E O   I N T E R A C T I V E   C O R P.

June 10, 2009

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Ronald E. Alper, Esq.

Dear Sirs:

Re:

USA Video Interactive Corp.

Preliminary Proxy Statement on Schedule 14A

Filed May 12, 2009

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2008

Definitive Proxy Statement on Schedule 14A

Filed May 28, 2008

Response Letter Submitted May 28, 2009

Item 4.01 Form 8-K

Filed April 1, 2009-06-08 Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 31, 2009

Form 10-Qs for the Periods ended March 31, 2009, and September 30, June 30 and March 31, 2008

Filed May 12, 2009, and November 14, September 2, and May 15, 2008

File No. 000-29651

We are writing in response to your letter dated June 5th, 2009 with respect to the above filings.  Concurrent with this response letter, we are filing the amended Preliminary Proxy Statement on Schedule 14A, together with a red-lined version for your ease of reference.

In response to your comments, we advise as follows:

Preliminary Proxy Statement on Schedule 14A Filed May 12, 2009-06-08

General

1.

We have completed the blank spaces in the Proxy Statement, with the exception of the dates.  Until we are reasonably sure that we have addressed all of your comments related to the Proxy Statement, we will not reset the date for the annual meeting.

Item 1.  Election of Directors, page 4

Audit Committee Report, page 7

2.

We confirm that John A. Braden has not provided any non-audit services to us.  We have revised the disclosure to remove reference to non-audit services.

Security Ownership of Directors, Officers, and Certain Beneficial Owners, page 8

3.

We have amended the information in footnote 4 to correspond with the correct information set forth on page 13 in the table “Outstanding Equity Awards at Fiscal Year Ended”.

Director and Executive Compensation and other Transactions with Management, page 9

Compensation Discussion and Analysis, page 8

Overview of Compensation Program, page 9

4.

We have amended the disclosure to refer to the Proxy Statement, as opposed to the incorrectly stated Form 10-K.

Grants of Plan-Based Awards, page 12

5.

We have revised the disclosure to indicate that there were no plan-based awards to the named executive officers during the fiscal year, as opposed to the incorrectly statement that there are no plan-based awards.

Item 2.  Ratification of Appointment of Independent Auditors, page 15

6.

We have amended the reference to the new auditors in the directors’ recommendations.

Item 3.  Increase in Authorized Share Capital, page 16

7.

We have included additional disclosure as requested in compliance with SEC Release 34-15230.

Preliminary Proxy Statement on Schedule 14A Filed May 8, 2008

8.

We did not provide the information requested in your letter dated July 2nd, 2008 because management determined that the costs involved in setting a new annual meeting date and the concurrent costs in printing and mailing the additional material would have exhausted the company’s financial resources at that time.  Management was also of the view that the additional information required did not include any additional information that was material due to the financial status of the company and compensation paid to management.  However, in light of your comments received after the meeting was held, it was decided that the two resolutions regarding the increase in share capital and reduction in quorum requirements would be presented to the shareholders again this year.  The end effect is that only the appointment of auditors and appointment of directors were approved.  As there was no change in the auditors or in the directors the effect was the same as if a meeting had not been held at all.

Item 1.  Election of Directors, page 4

Director and Executive Compensation and Other Transactions with Management, page 8

9.

We incorrectly stated that we did not have any plan-based awards.  What we should have stated was that the granting of stock options under the stock option plan was disclosed elsewhere in the Proxy Statement in the table entitled “Option/SAR Grants in Last Fiscal Year” on page 11.

Item 3.  Increase in Authorized Share Capital, page 16

10.

Appended to this letter is a copy of the news release dated June 27th, 2008 referred to in our letter dated May 27, 2009.

Item 4.01 Form 8-K Filed April 1, 2009

11.

We received comments from Ta Tanisha Meadows of the Securities and Exchange Commission regarding the Form 8-K dated April 1, 2009.  After communications with Ta Tanisha Meadows regarding changes to the Form 8-K an amended version, together with the response letter to the SEC was filed on June 5th, 2009.  On June 8th, 2009 we received a letter from Ta Tanisha Meadows stating that there were no further comments on the subject Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A.  Controls and Procedures, page 21

12.

We have amended the Form 10-K to provide the conclusion of the CEO and CFO regarding the internal controls as required by Item 308 of Regulation S-K.  We filed the Form 10-K/A with the revised certifications on EDGAR on June 10, 2009.

Exhibits 31.1 and 31.2

13.

We have revised the certifications to include the exact wording as set forth in Item 601(b)(31) of Regulation S-K.  The revised certifications were been filed on EDGAR with the amended Form 10-K.

Form 10-Qs for the Period ended March 31, 2009, September 30, 2008, June 30, 2008 and March 31, 2008

14.

We advise that our EDGAR filing agent mistakenly filed the March 31, 2008 Form 10-Q instead of the June 30, 2008 Form 10-Q that had been sent to them.  We were advised that both Form 10-Q’s were stored in the same directory and, as a result of human error, the wrong report was submitted.  We did not discover this filing error until September 2nd, 2008.  Once we realized that the wrong report was filed we requested that the correct Form 10-Q be filed immediately.  As the Form 10-Q filed on August 15th was the wrong one, we thought the best solution would be to file the correct version as an amended Form 10-Q.  As we stated, we were not aware of the error until September 2nd, 2008, which is why we did not file a Form 12b-25.  We confirm that we did file the correct version of the Form 10-Q for the period ended June 30, 2008 on SEDAR on August 15, 2008.  The version that was filed on EDGAR on September 2nd, 2008 was the same version filed on SEDAR on August 15, 2008.  A Form 12b-25 explaining the above was filed on EDGAR on June 9, 2009

Exhibit 31.1

15.

We have revised the certifications to include the exact wording as set forth in Item 601(b)(31) of Regulation S-K.  The revised Form 10-Q for each of the above periods, together with new form certifications were filed on EDGAR on June 9, 2009.  We will ensure that in the future the correct form of certification is filed.

We confirm that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please do not hesitate to contact the writer at 604.685.1017 or Donna Moroney at 604.696.4236.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton J. Drescher”

Anton J. Drescher,

Corporate Secretary

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC   V6C 3N6

Fax (604) 685-5777